Exhibit I
EXECUTION COPY
AMENDMENT TO SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF CAPITAL PRODUCT PARTNERS L.P.
     THIS AMENDMENT, dated as of September 30, 2011 (this “Amendment”), to the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (the “Partnership”), dated as of February 22, 2010 (the “LP Agreement”), is entered into by and between Capital GP L.L.C., a Marshall Islands limited liability company, as the general partner (the “General Partner”), and Capital Maritime & Trading Corp., a Marshall Islands corporation, as the organizational limited partner (the “Organizational Limited Partner”), together with any other persons who have signed the LP Agreement (the “Limited Partners”) (collectively, the “Partners”).
     WHEREAS, the Partnership, the General Partner, and Poseidon Project Corp., a Marshall Islands corporation and a wholly-owned direct subsidiary of the Partnership (“Merger Sub”), on the one hand, and Crude Carriers Corp., a Marshall Islands corporation (“Crude”), on the other hand, entered into the Agreement and Plan of Merger, dated as of May 5, 2011 (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Crude, and Crude will become a wholly-owned subsidiary of the Partnership;
     WHEREAS, pursuant to Section 6.17 of the Merger Agreement, the Partnership and the General Partner agreed to make certain amendments to the LP Agreement; and
     WHEREAS, the Partners desire to amend the LP Agreement as set forth below in accordance with the Merger Agreement.
     NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows, intending to be legally bound hereby:
1. Amendments to the LP Agreement.
     1.1. The definition of “Board of Directors” in Section 1.1 of the LP Agreement is hereby amended and restated in its entirety as follows:
     ““Board of Directors” means the eight-member board of directors of the Partnership, composed of Appointed Directors and Elected Directors appointed or elected, as the case may be, in accordance with the provisions of Article VII and a majority of whom are not United States citizens or residents, which, pursuant to Section 7.1, and subject to Section 7.10, oversees and directs the operations, management and policies of the Partnership. The Board of Directors shall constitute a committee within the meaning of Section 30(2)(g) of the Marshall Islands Act.”
     1.2. The definition of “Omnibus Agreement” in Section 1.1 of the LP Agreement is hereby amended and restated in its entirety as follows:
     ““Omnibus Agreement” means that Omnibus Agreement, dated as of the Closing Date, among Capital Maritime & Trading Corp., the Partnership, the General Partner and the Operating Company, as may be amended or restated from time to time.”

     1.3. Section 7.2(a) of the LP Agreement is hereby amended by replacing the first two sentences with the following:
“Except as described below with respect to the Board of Directors upon Closing, the Board of Directors shall consist of eight individuals, three of whom shall be Appointed Directors and five of whom shall be Elected Directors. The Elected Directors shall be divided into three classes: Class I, comprising one Elected Director, Class II, comprising two Elected Directors, and Class III, comprising two Elected Directors.”
     1.4. Section 7.6 of the LP Agreement is hereby amended to insert the following new paragraph (d):
“Newly created directorships resulting from any increase in the authorized number of Appointed Directors or Elected Directors shall be filled in the same manner as provided in Section 7.6(a) or Section 7.6(b), as appropriate. Notwithstanding Section 7.6(c), any director appointed or elected to fill such newly created directorship shall be appointed or elected for a term that concludes (i) in the case of an Appointed Director, at the next Annual Meeting when all of the Appointed Directors shall be newly appointed in accordance with Section 7.2(a)(i), or (ii) in the case of an Elected Director, at the next election of the class of directors to which such director was elected in accordance with Section 7.2(a)(ii).”
     1.5. Section 7.12(a) of the LP Agreement is hereby amended and restated in its entirety as follows:
“After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its controlled Affiliates not to, acquire, own or operate Tankers under Qualifying Contracts (as such terms are defined in the Omnibus Agreement).”
     1.6. Section 7.12(b) of the LP Agreement is hereby amended and restated in its entirety as follows:
“Capital Maritime & Trading Corp., the Partnership, the General Partner and the Operating Company have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of Capital Maritime & Trading Corp. and certain of its Affiliates to acquire, own or operate Tankers under Qualifying Contracts (as defined in the Omnibus Agreement).”

     1.7. Section 15.1(a) of the LP Agreement is hereby amended and restated in its entirety as follows:
“Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 90% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.”
2. Miscellaneous.
     2.1. All other provisions of the LP Agreement are hereby ratified and confirmed in all respects.
     2.2. This Amendment shall be construed in accordance with and governed by the laws of the Republic of the Marshall Islands, without regard to the principles of conflicts of law.
     2.3. This Amendment may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto.
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     IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

GENERAL PARTNER: Capital GP L.L.C.,
By	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

ORGANIZATIONAL LIMITED PARTNER: Capital Maritime & Trading Corp.,
By	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.

Capital GP L.L.C.,

By	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

[Signature Page to the Amendment to LP Agreement of Capital Product Partners L.P.]